EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-52648 and 333-120968 on Form S-8 and No. 333-131115 on Form S-3 of Endo Pharmaceuticals Holdings Inc. and subsidiaries (the “Company”) of our report dated March 1, 2007, relating to the consolidated financial statements and financial statement schedule of the Company (which report expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R, effective January 1, 2006) and our report dated March 1, 2007 relating to management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
March 1, 2007